SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

MEDICAL PROPERTIES TRUST, INC.
MPT OPERATING PARTNERSHIP, L.P.
(Names of Subject Companies (Issuers))

MEDICAL PROPERTIES TRUST, INC.
MPT OPERATING PARTNERSHIP, L.P.
(Names of Filing Persons (Issuers))

MPT Operating Partnership, L.P. 9.25% Exchangeable Senior Notes due 2013
(Title of Class of Securities)
55342NAG5
(CUSIP Number of Class of Securities)

Edward K. Aldag, Jr.
Chairman, President, Chief Executive Officer
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, Alabama 35242
(205) 969-3755
With copies to:
Yoel Kranz, Esq.
James P.C. Barri, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
(617) 570-1000
(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
$108,791,222.22	$12,630.66

*	Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $108,791,222.22. The amount of the filing fee, $116.10 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. In accordance with Rule 0-11(a)(2), the filing fee is being offset by $12,630.66 out of a total of $29,960.04 of unutilized fees relating to $601,285,769 of unsold securities previously registered on the registration statement on Form S-3 (Registration No. 333-140433), originally filed by Medical Properties Trust, Inc. on February 2, 2007.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$107,000	Filing Party:	Medical Properties Trust, Inc.
Form or Registration No.:	333-140433	Date Filed:	February 2, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement
     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2011, by Medical Properties Trust, Inc. (“Holdings”), as amended by Amendment No. 1 (“Amendment No. 1,” and together with the Original Schedule TO, the “Schedule TO”), filed with the SEC on June 29, 2011 by Holdings and MPT Operating Partnership, L.P. (the “Operating Partnership”, and together with Holdings, “Medical Properties Trust”). The Schedule TO, as amended by this Amendment No. 2, relates to the offer by Medical Properties Trust to purchase for cash any and all of the Operating Partnership’s outstanding 9.25% Exchangeable Senior Notes due 2013 (the “Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 15, 2011 (as amended, the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to Amendment No. 1, and in the related Letter of Transmittal (as amended, the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(B) to Amendment No. 1 (which, together with any amendments or supplements thereto, collectively constitute the “Tender Offer”).
     The Schedule TO was, and this Amendment No. 2 is being, filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.
     The information set forth in the Offer to Purchase, including the accompanying Letter of Transmittal, is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information:
     Pursuant to the Offer to Purchase, promptly after the close of trading on the New York Stock Exchange on July 11, 2011, the Purchase Price for the Notes was determined. The Purchase Price was announced in a press release issued on July 11, 2011, which is attached hereto as Exhibit (a)(5)(B) and incorporated herein by reference.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
     (a)(5)(B)     Press Release, dated July 11, 2011, announcing pricing of tender offer.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDICAL PROPERTIES TRUST, INC.
By:	/s/ Edward K. Aldag, Jr.
	Name:	Edward K. Aldag, Jr.
	Title:	President and Chief Executive Officer

MPT OPERATING PARTNERSHIP, L.P.
By:	MEDICAL PROPERTIES TRUST, LLC, its general partner

By:	MEDICAL PROPERTIES TRUST, INC., its sole member

By:	/s/ Edward K. Aldag, Jr.
	Name:	Edward K. Aldag, Jr.
	Title:	President and Chief Executive Officer

Dated: July 11, 2011

EXHIBIT INDEX

(a)(1)(A)**	Offer to Purchase, dated June 15, 2011, as amended and restated.
(a)(1)(B)**	Form of Letter of Transmittal, as revised.
(a)(1)(C)**	Letter to Brokers, Dealers, Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, as revised.
(a)(1)(D)**	Letter to Client, as revised.
(a)(2)-(4)	Not applicable.
(a)(5)(A)***	Press Release, dated June 15, 2011 announcing Medical Properties Trust, Inc.’s launch of the tender offer.
(a)(5)(B)*	Press Release, dated July 11, 2011, announcing pricing of tender offer.
(b)	Not applicable.
(d)(1)	Indenture, dated as of March 26, 2008, among MPT Operating Partnership, L.P., as Issuer, Medical Properties Trust, Inc., as Guarantor, and Wilmington Trust Company, as Trustee (filed as Exhibit 4.1 to Medical Properties Trust’s Current Report on Form 8-K dated March 26, 2008, filed with the Commission on March 27, 2008).
(d)(2)	Registration Rights Agreement, dated as of March 27, 2008, among MPT Operating Partnership, L.P., Medical Properties Trust, Inc. and UBS Securities LLC, as representative of the initial purchasers (filed as Exhibit 10.1 to Medical Properties Trust’s Current Report on Form 8-K dated March 26, 2008, filed with the Commission on March 27, 2008).
(d)(3)	Second Amended and Restated 2004 Equity Incentive Plan (filed as Exhibit A to Medical Properties Trust’s Proxy Statement on Schedule 14A, filed with the Commission on April 14, 2007).
(d)(4)	Form of Medical Properties Trust, Inc. 2007 Multi-Year Incentive Plan Award Agreement (LTIP Units) (filed as Exhibit 10.2 to Medical Properties Trust’s Current Report on Form 8-K dated July 31, 2007, filed with the Commission on August 6, 2007).
(d)(5)	Form of Medical Properties Trust, Inc. 2007 Multi-Year Incentive Plan Award Agreement (Restricted Shares) (filed as Exhibit 10.1 to Medical Properties Trust’s Current Report on Form 8-K dated July 31, 2007, filed with the Commission on August 15, 2007).
(g)	Not applicable.
(h)	Not applicable.

*	Filed herewith

**	Previously filed with Amendment No. 1

***	Previously filed with the Original Schedule TO

4